EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 1, 2016 and March 27, 2015

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 1,	March 27,	April 1,	March 27,
	2016	2015	2016	2015
		(Recast)		(Recast)

Net Sales	$490,310	$468,210	$931,787	$972,821
Gross Margin	156,173	150,017	293,892	328,258

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	16,996	24,931	26,860	59,406
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(2,023)	(14,600)	(6,803)	(20,476)
Net Earnings Attributable to Esterline	$14,973	$10,331	$20,057	$38,930

Basic

Weighted Average Number of Shares Outstanding	29,588	31,162	29,585	31,401

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$0.58	$0.80	$0.91	$1.89
Discontinued Operations	(0.07)	(0.47)	(0.23)	(0.65)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.51	$0.33	$0.68	$1.24

Diluted

Weighted Average Number of Shares Outstanding	29,588	31,162	29,585	31,401
Net Shares Assumed to be Issued for Stock Options and RSUs	237	525	297	536
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,825	31,687	29,882	31,937

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.57	$0.79	$0.90	$1.86
Discontinued Operations	(0.07)	(0.46)	(0.23)	(0.64)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.50	$0.33	$0.67	$1.22